 UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sancon Resources Recovery, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

79970T-106
(CUSIP Number)

Matthew C. Sweger, Partner
Lewis Roca Rothgerber Christie LLP
201 East Washington Street, Suite 1200
Phoenix, AZ 85004-2595
(602) 262-5311
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

January 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e),
 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including
 all exhibits. See Rule 13d-7 for other parties
 to whom copies are to be sent.

* The remainder of this cover page shall be filled out
 for a reporting person’s initial filing on this
 form with respect to the subject class of securities,
 and for any subsequent amendment containing
 information which would alter disclosures provided
 in a prior cover page.

The information required on the remainder
 of this cover page shall not be deemed to
 be “filed” for the purpose of Section 18
 of the Securities Exchange Act of 1934 (“Act”)
 or otherwise subject to the liabilities of that section
 of the Act but shall be subject to all other provisions
 of the Act (however, see the Notes).

CUSIP No. 79970T-106

________________________________________
1. Names of Reporting Persons.
 Lewis Roca Rothgerber Christie LLP

 I.R.S. Identification Nos. of above persons (entities only).
 86-0095078
________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)  [   ]
 (b)  [   ]
________________________________________
3. SEC Use Only

________________________________________
4. Source of Funds (See Instructions)
 WC

________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [  ]

________________________________________
6. Citizenship or Place of Organization
 Arizona

________________________________________
 Number of  7. Sole Voting Power
 Shares Bene-  3,000,000
 ficially  8. Shared Voting Power
 Owned by Each  None
 Reporting  9. Sole Dispositive Power
 Person With:  3,000,000
    10. Shared Dispositive Power
    None

11. Aggregate Amount Beneficially Owned by Each Reporting Person
 3,000,000

________________________________________
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]

________________________________________
13. Percent of Class Represented by Amount in Row (11)
 23.3%

________________________________________
14. Type of Reporting Person (See Instructions)

 PN

CUSIP No. 79970T-106

 This Amendment No. 1 to Schedule 13D
 (the “Amendment No. 1”) amends and
 supplements the statement on Schedule 13D
 (the “Original Schedule 13D”) filed
 on September 19, 2013 by Lewis Roca Rothgerber LLP,
 an Arizona limited liability partnership, relating
 to the common stock, par value $0.001 per share,
 CUSIP 79970T 106, of Sancon Resources Recovery, Inc.,
 a Nevada corporation.  Capitalized terms used but
 not defined in this Amendment No. 1 shall have
 the meanings set forth in the Original Schedule 13D.

________________________________________

Item 2. Identity and Background

 Item 2 of the Original Schedule 13D
 is hereby amended by restating paragraphs
 2(a) and 2(b), respectively, in their entirety
 as set forth below.

(a) Pursuant to Rule 13d-1(a) of
 Regulation 13D-G of the General Rules
 and Regulations under the Securities
 Exchange Act of 1934, as amended
 (the “Act”), this Schedule 13D
 Statement is filed by Lewis Roca Rothgerber
 Christie LLP (the “Reporting Person”).

  The Reporting Person is an Arizona limited liability partnership.

 (b) The business address of the Reporting Person is:

  Lewis Roca Rothgerber Christie LLP
  201 East Washington Street, Suite 1200
  Phoenix, Arizona 85004-2595

SIGNATURE

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the
 information set forth in this statement is
 true, complete and correct.

 Date:  January 29, 2016  LEWIS ROCA ROTHGERBER CHRISTIE LLP

      By: /s/ Matthew C. Sweger
       Attorney-in-Fact

Attention: Intentional misstatements or
 omissions of fact constitute Federal
 criminal violations (See 18 U.S.C. 1001)